EXHIBIT 12.1

PRIMERICA, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Years Ended December 31,

	2010	2009	2008	2007	2006
	(In thousands)
Fixed charges:
Interest expense	$20,872	$—	$—	$—	$—
Interest on investment–type contracts	10,180	12,998	14,683	14,923	15,122

Total fixed charges	$31,052	$12,998	$14,683	$14,923	$15,122

Income before income taxes	$399,143	$759,955	$353,036	$913,172	$878,196
Add back:
Total fixed charges	31,052	12,998	14,683	14,923	15,122

Total income before income taxes and fixed charges	$430,195	$772,953	$367,719	$928,095	$893,318

Ratio of earnings to fixed charges	13.9x	59.5x	25.0x	62.2x	59.1x